June 5, 2008
Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549

RE:	The Pepsi Bottling Group, Inc. Form 10-K for Fiscal Year Ended December 29, 2007 Filed February 27, 2008 File No. 001-14893
Dear Mr. Reynolds:
We are responding to your letter dated May 21, 2008. Our responses are keyed to follow the comments included in your letter, which are presented in italicized type.
Transactions with Related Persons
1.	In your proxy statement filed April 10, 2008, you discuss numerous agreements in the section “Transactions with Related Persons.” Not all of these agreements appear to have been filed as exhibits to the 2007 Form 10-K. For example, we note that you purchase finished beverage products from the North American Coffee Partnership. We also note that PepsiCo provides you with marketing support in the form of bottler incentives. For disclosed agreements that have not been filed as exhibits, please tell us why the agreements were not filed as exhibits.
The Pepsi Bottling Group, Inc. (“PBG” or the “Company”) has reviewed each of the agreements and transactions that are listed under “Agreements and Transactions with PepsiCo and Affiliates” on pages 53 and 54 of the PBG Proxy Statement dated April 10, 2008 (the “Proxy”). For each agreement or transaction listed in the Proxy, we have set out below whether a related agreement has or has not been filed as an exhibit to the PBG 2007 Form 10-K. For each agreement or transaction with respect to which an agreement has not been filed as an exhibit, we have set out our reason for not filing an agreement or have expressed our

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 5, 2008

commitment to file such an agreement. For your convenience, the headings and organization of the discussion below are consistent with the Proxy.
i.	Beverage Agreements and Purchases of Concentrates and Finished Products. Immediately prior to the Company’s initial public offering in March 1999 (the “IPO”), we filed a Form of Master Bottling Agreement, a Form of Master Syrup Agreement, and a Form of Non-Cola Bottling Agreement (collectively, the “Bottling Agreements”), which appear as Exhibits 10.1, 10.2 and 10.3, respectively, to the PBG 2007 Form 10-K. PBG’s rights to purchase concentrate, and manufacture, package, sell and distribute products of PepsiCo, Inc. (“PepsiCo”) are governed by these Bottling Agreements, which were entered into with PepsiCo immediately prior to the Company’s IPO.
ii.	Transactions with Joint Ventures in which PepsiCo holds an equity interest. PBG’s purchases of tea concentrate and finished beverage products from the Pepsi/Lipton Tea Partnership (the “Tea Partnership”) are made under an Exclusive Bottling Appointment (the “Tea Bottling Agreement”) and a Fountain Syrup Appointment (the “Tea Syrup Agreement”) between PBG and the Tea Partnership (collectively, the “Tea Agreements”). Each agreement was entered into in March 1999 immediately before the IPO. While the format of the two agreements differs from the filed forms of Bottling Agreements, the substantive terms of the Tea Bottling Agreement are substantially similar to the terms of the Form of Non-Cola Bottling Agreement and the substantive terms of the Tea Syrup Agreement are substantially similar to the terms of the Form of Master Syrup Agreement. Due to the substantive similarity between the Tea Agreements and the previously filed Bottling Agreements, we have not filed the Tea Bottling Agreement or the Tea Syrup Agreement.
PBG’s purchases of finished beverage products from the North American Coffee Partnership (the “Coffee Partnership”) are made under a Distribution Agreement between PBG and the Coffee Partnership, which was finalized and executed in 2007 and made effective as of 2002. As the terms of the Distribution Agreement are substantially different from the terms of any of the previously filed forms of Bottling Agreements, and because the benefit that PBG currently derives under the Distribution Agreement is not immaterial in amount or significance, the Company intends to disclose the Distribution Agreement as an exhibit to its next Form 10-Q.

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 5, 2008

The Company has not filed any documents related to its tax sharing arrangements with PepsiCo and PepsiCo joint ventures because such arrangements are immaterial in amount and significance to PBG.
PBG and PepsiCo formed PR Beverages Limited on March 1, 2007. PBG previously filed the agreement governing this venture, which appears as Exhibit 10.29 of the PBG 2007 Form 10-K.
iii.	Purchases of Snack Food Products from Frito-Lay, Inc. PBG’s purchases of snack food products from Frito-Lay, Inc., a wholly-owned subsidiary of PepsiCo, Inc. (“Frito-Lay”), for sale and distribution in Russia are made under a Distribution Agreement between PBG and Frito-Lay. This agreement became effective in 2004 and expires at the end of 2008. In prior years, the Company determined that the benefit it derived under the Distribution Agreement was immaterial in amount and significance. Beginning earlier this year, in anticipation of the expiration of the current agreement, the Company and Frito-Lay have been negotiating a new agreement. We expect that the new agreement will be finalized in the next few months, and based on growth trends in the business underlying the agreement, we anticipate disclosing the new Distribution Agreement as an exhibit to PBG’s next Form 10-K.
iv.	Shared Services. PBG and PepsiCo entered into a Shared Services Agreement immediately prior to the IPO. PBG previously filed a form of this agreement, which appears as Exhibit 10.5 of the PBG 2007 Form 10-K.
v.	Rental Payments. PBG has not filed an agreement related to the rental payments paid or payable by PepsiCo to PBG because the sums at issue are immaterial in amount and significance to PBG.
vi.	National Fountain Services. PBG provides certain manufacturing, delivery and equipment maintenance services to PepsiCo’s national fountain customers pursuant to the Master Syrup Agreement. PBG previously filed a form of this agreement, which appears as Exhibit 10.2 of the PBG 2007 Form 10-K.
vii.	Bottler Incentives. PepsiCo provides PBG with discretionary marketing support in the form of bottler incentives. Bottler incentives vary from year to year, and the aggregate amount of support provided by PepsiCo in any one year is comprised of a significant number of separate incentive programs. As indicated in Item 1A, Risk Factors, of the PBG 2007 Form

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 5, 2008

10-K, PepsiCo does not have to maintain or continue these incentives. As there is no agreement that governs the bottler incentives and because PBG has no contractual right to enforce PepsiCo’s payment of such incentives, PBG has not filed any agreement with respect to the bottler incentives.
viii.	Lease Arrangement. The capital lease arrangement referenced in the Proxy was terminated in early 2007, and it was immaterial in amount and significance to PBG. As such, PBG did not file the underlying capital lease agreement.
ix.	Bottling Group, LLC Distribution. The distribution from Bottling Group, LLC to PepsiCo was made in accordance with Bottling Group, LLC’s Limited Liability Company Agreement, which was previously filed by Bottling Group, LLC and appears as Exhibit 3.2 to its 2007 Form 10-K. PBG will file a copy of the Bottling Group, LLC Limited Liability Company Agreement as an exhibit to its next Form 10-Q.
PBG acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information or have any questions, please call me at (914) 767-7971.
Sincerely,
/s/ Steven M. Rapp
Steven M. Rapp
Senior Vice President, General Counsel & Secretary
The Pepsi Bottling Group, Inc.

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 5, 2008

Copies:
The Pepsi Bottling Group, Inc.

B. Beracha	Non-Executive Chairman
B. McGarvie	Chairman, Audit Committee
E. Foss	President and Chief Executive Officer
A. Drewes	Senior Vice President and Chief Financial Officer
T. Lardieri	Vice President and Controller
Members of PBG Disclosure Committee
Deloitte and Touche LLP

J. Welter	Audit Partner